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The Deal’s Activist Investing Today podcast with Ronald Orol: Interview with Benjamin Rosenzweig

Ron Orol:

This is Ron Orol. And we are listening to The Deal's Activist Investing Today podcast, and I'm very excited to be speaking today with Ben Rosenzweig of Privet Fund Management, an up and coming activist investor who's partnered with UPG Enterprises to launch a contest seeking to elect five directors. This is a change of control slate under the board of Synalloy Corp, an $82 million market cap metals and chemical company. Thanks, Ben, for taking the time to chat with us.

Ben Rosenzweig:

Yeah, no problem. Appreciate you having me on.

Ron Orol:

Okay. So Ben, before we talk a little bit about Synalloy, I wanted to see if you could just tell us a little about Privet, when it was formed, and just maybe a little bit of color about what it's like being an activist investor in today's volatile, coronavirus-driven markets.

Ben Rosenzweig:

Sure. Sure, no problem. So Privet was formed in 2007 by my partner, Ryan Levenson, and I was able to join him in 2008. So we've been doing this for a while, working together for almost 12 years now. So what I'd say about us is we're long-term investors and we're not necessarily exactly what you'd picture when you think of your typical activist shareholder. For one thing, we really only focus on what I would term to be small companies. And these are businesses with under $500 million or so in revenue. And so that's where we've kind of stake in our niche.

Ben Rosenzweig:

And we run a pretty concentrated portfolio where we're taking large stakes in these businesses, often in excess of a five or 10 percent, and really digging in onto the strategy and the operations of the company in addition to what you typically see from investors, and in terms of the financials and the governance. So we've been able to maintain a pretty constructive track record of collaborating with boards and management teams to accomplish some pretty unique things.

Ben Rosenzweig:

So personally I've served on six public company boards throughout my career. And my partner, Ryan, as I mentioned before, he's served on eight public company boards. So we're not really one of those firms that just shows up and demands a whole bunch of things immediately, right? We own businesses over a longer period of time. So we're very transparent with management teams when we show up on the scene, try to cultivate a relationship with them, learn their business. Because ultimately, we have a shared goal here which is to create shareholder value for everybody.

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Ben Rosenzweig:

And so I think it's interesting. We'll get into it a little bit more in a second about Synalloy. So Synalloy, that campaign's come up after we've been a shareholder for multiple years. We've been a shareholder for four years. We've actually been the largest shareholder for three years. So we feel very confident when we say something like current leadership is not capable of creating shareholder value because we've know. We've lived with them. We've seen what they've been doing and what has worked. And more often than not, what hasn't worked. And so you can see it in very objective measures that we've been pointing out in some of our campaign materials that it just shows that they haven't been able to create value over a long period of time.

Ron Orol:

So you're sticking with this investment in campaign despite all the volatility in the marketplace?

Ben Rosenzweig:

That's right. I think it would be disingenuous to say that we don't see a lot of changes based on what's happened recently, right? We're very cognizant of how the coronavirus is impacting the world right now. But thinking about it from the investor hat on, what I will say is that, if anything, good leadership right now is more important than ever. So if you can't drive results and effectively manage a company during a period when you're talking about the last decade that might ultimately go down as one of the greatest decades of economic expansion that most people have lived through, why should shareholders want the current team to lead the company through a pandemic situation when we've got absolutely no idea how long this period can last? There could be fantastic opportunities that come out of it once the volatility subsides, and hopefully we've gone back to a period where it's a little bit more stable.

Ben Rosenzweig:

And so when I said we've been investors in the company for multiple years and we plan to be here well into the future, I mean it. So it's just become so clear to shareholders that the company has dramatically underperformed its potential. And we're really not worried about disrupting anything because it's organized as a holding company. So the headquarters in Richmond, they don't actually do any manufacturing there. So the guys that are running the businesses day to day on the ground, they don't see the management team at all. They don't interact with them. Their life is not going to be impacted by board turnover or management turnover. If anything, they should be reinvigorated by the fact that the owners of the company are responsive to what have ultimately been some of the failings that have permeated the entire culture there.

Ron Orol:

Yeah, it's interesting. We've seen a lot of activist campaigns focusing on the C-suite executive pay performance things lately. Less on buybacks of late. But, so talk a little bit more about the Synalloy. I was fascinated to learn that you kind of partnered with this UPG Enterprises, and between the two of you, you own literally a quarter of the company. I just wrote about a campaign where the activist owns 2% and is making waves there. So this is a huge percentage. So talk about the campaign a little bit and why you partnered with UPG, how that works. And then, I guess, maybe talk a little about how this proxy contest is different from ones you've done previously. Have you done many change of control proxy contests before? I know you've done some minority slate ones, but I...

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Ben Rosenzweig:

Yeah. No, that's a great question. So we haven't done any change in control. We've done a whole bunch of minority slate ones. And so I think it's very important when you look at the specifics of the current situation of what's going on at Synalloy. Synalloy is a business that's got great assets in both the chemicals and the metal segment. It leads us to believe that the right leadership can really unlock tremendous value for not just shareholders, but all the stakeholders when you're talking about customers, employees, everybody that could stand to benefit from better leadership here.

Ben Rosenzweig:

So it's like I said. It's organized like a holding company. It's got a lot of standalone businesses. And each one of them is pretty attractive from our perspective. They're very niche, they've got leading market positions, and what we see as great potential. And so most of our issues are really what's been going on at the holding company level. There's been this ballooning of corporate expenses, lack of any sort of operational experience in the C-suite in terms of being able to really oversee and provide a strategic direction for some of the operating businesses.

Ben Rosenzweig:

And when you look at the capital allocation, they really haven't been able to effectively integrate and recognize the benefits from the assets that they've acquired. And they haven't been able to build a culture of collaboration where you're integrating these tangential businesses and recognizing some of the benefits that could come with that level of scale and that level of partnership. And when you look at any company that you're going to run a campaign at, I'm sure you see this all the time, you're really looking at the management team and the board. Their tenure, their experience, the results.

Ben Rosenzweig:

Here, there's a very long tenured CEO. He's been on the board since 2004. He stepped into the CEO position in 2011, so we're going on nine years here. The chairman's been there since 2001, and the board is incredibly under-qualified. It's an eight person board. There's not a single person who's got real metals or chemicals expertise. One person on the board was a chemical engineer, but that's about it. And out of the eight people, there's only one other public company board that's ever been served on by any of those people.

Ben Rosenzweig:

So in terms of just objective, demonstrable skills that could be transferable to this situation, it's pretty light. And I think that's something that we've taken great issue with. And I appreciate you pointing out our partner at UPG here. UPG, in our estimation, they're the perfect partner for us in this campaign. They're a hold-

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Ron Orol:

Because you're essentially a hedge fund and they're an operating company that...

Ben Rosenzweig:

That's exactly right. Right? So between the two of us, we bring a lot of skills that can be very, very useful at this business. UPG, they're an operational company. They are organized like a holding company as well. They own eight different metals, manufacturing, distribution and logistics businesses. And they've grown to about $750 million of revenue, which is interesting when you contrast that with Synalloy who's been at $300 million or so. And they've been around for over three decades.

Ben Rosenzweig:

And what's great about UPG is, I think you've seen in the past where you've got an operator teaming up with an investor that maybe could be accused of being a hired gun or something like that. Here, the UPG team, they've put their money where their mouth is. They've come out of pocket, they've bought the stock, the same class of stock as us, the same class of stock as every other shareholder, and they own 8% of the company as well. So that should tell you the guys that know what they're doing, guys who know how to operate businesses, they believe in the potential of this company if it were to be managed better by real operational experts.

Ron Orol:

And you had mentioned previously that you acquired this Hardinge, metal-focused company that Privet owns itself.

Ben Rosenzweig:

That's right.

Ron Orol:

So you have some expertise in the metals industry, as well, beyond your investment side. I guess I'm trying to get a sense of how this might play out. You're not trying to take over this business in terms of buy it or anything in an unsolicited acquisition, right? This is trying to get directors on the board basically?

Ben Rosenzweig:

That's right, yeah. So it just so happens that we have a focus on a lot of industrial manufacturing and metals vending companies. And we have the capability to be able to deploy capital in many different ways. But no two situations are alike, and we're all about doing what's best for the situation at the right time. Right? We don't want to shove a square peg in a round hole. We want to have the flexibility to make sure that we're doing what's best.

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Ben Rosenzweig:

So I want to be crystal clear. We are not pursuing an acquisition of Synalloy, nor do we plan to do so in the future. All we're trying to do is replace directors now because we believe there's tremendous value in the company's shares that's currently sitting there trapped due to mismanagement. And so I think it's certainly something that we've seen, and we wouldn't put it out of question for the company as a defense mechanism to come back and try to maybe scare shareholders a little bit and say that we're trying to acquire the company or something like that. But it couldn't be further from the truth. I think that's their only defense, right?

Ben Rosenzweig:

It's worth noting that in their press release coming back after our proxy and after our nominations, they didn't refute any of our claims about their dramatic underperformance from a share price perspective, from an operational perspective. All they're trying to do is just characterize us as some sort of threat to shareholders. When I think what we would say is the real threat is the continued underperformance of the business, and having shareholders that are not able to realize any return on their capital when money deployed into almost anything else would have turned into an exponentially greater amount of money.

Ron Orol:

And so they are still underperforming their peers even with this dramatic market selloff we've seen in recent weeks?

Ben Rosenzweig:

Yeah. They really are. I think we don't want to cherry pick. We want to look at the whole picture here over every conceivable timeframe. And especially since the current CEO has been in place, which is almost been 10 years. They've meaningfully lagged behind their peers. But what we've also done is tried to correct, or at least take the current market volatility out of the equation. So, and you'll see in some of our proxy materials when we're measuring performance, we measure it up until December 31st of 2019 so that nobody could say, "Oh, the current volatility is the reason that we've underperformed" or kind of use it as a cop out. And when you look at it through 2019, there is no excuse because the economic expansion everywhere else has just been so pronounced and they can't keep up.

Ben Rosenzweig:

So I think we've been very clear that the underperformance is there. We want to really focus the issues on the operational side of the business in reducing expenses, getting rid of some of that corporate waste and bloat. Really digging into the supply chain, the inventory, the supplier relationships, and being a lot smarter with M&A. Being an effective integrator, capturing synergies as opposed to what we've seen at this company, which we call dis-synergies. When you acquire companies and you actually add costs to support that infrastructure, which is the opposite of what you want to be as a successful acquirer when you're able to leverage your fixed costs and see incremental flow through to the bottom line.

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Ben Rosenzweig:

And the UPG guys are incredibly adept acquirers. We feel really good about their ability to help us as we look to do M&A in the future because I think that that could be a core pillar in what we want to do. But we've got to fix what we have first because it can be great.

Ron Orol:

When you say look towards M&A in the future, you're talking about that you might want to partner with them to acquire other businesses unrelated to Synalloy?

Ben Rosenzweig:

Yeah. It's a very fragmented industry. I think there's a lot of great opportunities out there and I think there could be many impactful acquisitions as we look to the future. But right now, we want to make sure not to confuse the issue. It's all about fixing what we have. That's the number one thing that we need to do because there's a lot of value that can be created there, and then that gives us options going forward. Right? We have the opportunity to do a lot of things, but only if our base is solidified.

Ron Orol:

Okay, interesting. And I think I got a sense of the different strategic direction you'd like to see them put in. But just to kind of sum it up, they need to cut costs. They need to start integrating some of the different disparate companies that they own that are not collaborating or working together. There needs to be some more synergies among the various different units. Is that basically it?

Ben Rosenzweig:

Yeah, I think that's right. And I think as you're doing that, you have the ability to restore management accountability, which is what we really want to bring to the company with the enhanced board level expertise that people that understand the industry can bring, right? They can bring relationships. They can bring strategic direction. Operational execution. But at the end of the day, everybody wants to be part of a winner, right?

Ben Rosenzweig:

And I think the UPG guys have done a great job of instilling a fantastic corporate culture and ethos into their businesses by acquiring sleepy, underperforming businesses, integrating them into what they've been able to accomplish. A higher growth, exciting business. Because at the end of the day, right, these are metals, manufacturing businesses. It's not exactly like Google.

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Ben Rosenzweig:

But people want to be part of something that's successful. They want to have autonomy. They want to have the ability to create value and demonstrate what they're able to accomplish. And so I think UPG and their execs, and some of the guys that we've proposed here, they have that experience. They can recreate that at Synalloy and it's not going to take that long. I think there are a lot of things that can be implemented from their past experiences at the company that can really reinvigorate what's been a sleepy underperformer.

Ron Orol:

All right. Well it's going to be interesting to see how this plays out. From my conversations with the proxy advisors in the past, Institutional Shareholder Services, Glass Lewis, I know that they are less eager to support, recommend investors, support a change of control contest versus a minority slate contest. These are often, I don't know, higher thresholds or burdens. A lot of times they want to see a big plan where the activist that has a CEO candidate that they would replace. I can't remember. Do you guys have a someone you would like to put in there if you took control of the board? Or a plan for what would happen to the executives slate?

Ben Rosenzweig:

Yeah. So you're exactly right. In change of control situations, there certainly is a higher bar and a threshold in order to convince people that this is the right thing for the company. So we're very cognizant of that. And I would say that right now where we sit, having just filed our preliminary proxy... Due to SEC rules I can't comment on this in too much detail just yet. But what I will say over the course of our campaign, we'll definitely be releasing a comprehensive plan detailing in specifics how we expect to improve the company. And I hope that should answer some of your questions.

Ron Orol:

Okay. I'll be looking forward to that and I will definitely be following it. I'm going to ping over to ISS and Glass Lewis and make sure I get their reports when they come out. Curious to see what they think about it. So, okay. So let's talk a little bit about your past activist engagements. For some reason, I wrote a lot about your Potbelly one probably because everyone knows, at least in the greater DC area where I'm based, everybody knows about Potbelly. But just give me a little of a color of how of your past activist engagement of companies informed your approach to activism and, I guess, your effort at Synalloy.

Ben Rosenzweig:

Sure. So, past experiences have definitely enabled us to gain what I would term to be a deeper understanding of the various opportunities and challenges that present themselves in any board room. Just speaking at a high level, right? As I said, I've been on six public company boards. You kind of get a sense for some of these things. And over time I've learned to understand a lot more of the governance aspects that tend to show themselves in public company situations, right?

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Ben Rosenzweig:

And I think as you've seen more recently, you've seen a lot more institutional investors focusing on governance, sustainability, some of the things that go with that. And I think having that experience in a lot of different board rooms is going to serve us well. As I said, at Synalloy, they don't really have a lot of experience having seen some of the other problems and some of the curveballs that could be presented when things go off the rails a little bit.

Ben Rosenzweig:

And so I think there's a lot of really being involved in the business. I think at a high level, a lot of directors, they don't have an understanding of what their role should be in a public company context, right? When to ask questions, when to hang back, when to challenge management, when to immerse yourself in all the data that is available to you. And so I think when you go in and you're coming in from this vantage point of knowing that the status quo is unacceptable, that it needs to be changed, that gives you the ability to really start peeling back the onion a little bit more and being able to leverage some of the things that you've seen in other companies.

Ben Rosenzweig:

And obviously that's the benefit of being a little bit more of an investor that isn't focused on one specific company or one specific industry. You're able to leverage a lot of these learnings that could be applicable. And so we've found that when we come to a new situation, there are a lot of these problems that tend to be recurring in small companies that can be addressed very quickly by looking at what we've done in the past and applying that to the current situation.

Ron Orol:

Interesting stuff. So I'm curious. Like I said before, I was interested in your partnership with UPG Enterprises. The fact that you guys own a metals-focused company seems like there's a hybridization in your investment approach, to a certain extent, between activists investing on a hedge fund side, and private equity. And obviously we see this on a very big scale with Elliott Management, and they're setting up their Evergreen Fund, and they're buying companies, or partnering with other companies to buy them. But in the small cap space, I don't know, I haven't seen that much of this kind of hybridization of... Anyways, I'm just curious if you think there's going to be a lot of private equity style activism opportunities to arise, particularly as a result of this current economic downturn. Are you buying additional shares in companies you feel are undervalued during when there's a big market sell off?

Ben Rosenzweig:

No, that's a great question. You kind of hit the nail on the head when you were talking about some of this hybridization, right? Because at the end of the day, structure is less important than understanding the company. Being able to provide for what the company needs. And that ultimately it's being a good investor, right? And so I think when you remove some of the artificial constraints that come from these silos of private equity, or public equity or hedge funds, you get back to just being a good investor. Maybe this is what people were doing 20, 30, 40 years ago where you're doing what's right for the company as opposed to what your mandate might be.

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Ben Rosenzweig:

Right now, I think there are a lot of really great companies out there, especially in the smaller segment of the market, knowing that a lot of them need to be revitalized. They need to be re-energized. They need to reexamine the way they're doing things. And unfortunately, it doesn't take a global pandemic for that to happen. I think there's always a great opportunity to be investing in smaller companies. Because at the end of the day, if you've got a company that's been around for 20, 30, 40 years and it's still a small company, they could have done something better, right? They could have grown into a big company.

Ben Rosenzweig:

And so there's the opportunity to get to align yourself with them, evaluate whether they have the right team in place, evaluate whether the board is looking out for the shareholders. And work with them, hopefully, as option number one to see if you can augment their strengths and provide some bandwidth where they might not necessarily have the resources to take them to the next level. And if you're really so convicted about the opportunity but you don't think you have the right players on the field in the right places, then you can see what could be the right outcome to potentially replace some of those people, both in the board room and in the management team.

Ron Orol:

Okay. So last question. I really appreciate you, Ben, taking so much time to chat with us here. And this is a question that I've been struggling with ever since the pandemic went in such a high scale, and that's the question of wondering which sectors are the most attractive for activism in the current economic environment? I was talking to some of my colleagues recently, and we talked about the oil and gas sector, how a lot of activists were burned in the oil and gas sector in the 2008-2009 financial crisis timeframe, and how it's very illiquid now.

Ron Orol:

So other than Carl Icahn, we're not expecting that much activism in oil and gas space. But we were wondering, do activists want to launch campaigns at companies in other sectors that could experience continued downward pressure as the coronavirus expands, and people are still stuck at home for extended periods of time? So yeah. I'm really curious to hear what you think are ideal sectors for investment in this, in this climate.

Ben Rosenzweig:

No, that's a great question. And if I can answer with absolute certainty, I would be putting a lot of capital to work right now. But I think we all tend to gravitate towards what we know, right? So we don't do a lot of investment in oil and gas, or in healthcare, or pharma, or things like that which are potentially very binary. Right? And obviously, healthcare is incredibly dynamic right now, and it could be extremely lucrative if you're in the right place based on what's needed and at what time.

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Ben Rosenzweig:

But we know basic industries. We know manufacturing very well. And I think, I'm not going to speculate on when we're going to come out of this, but whenever we do come out of this, I'm extremely optimistic for manufacturing companies. Especially American manufacturing companies. Because this is just a theory, right, but it feels a lot different than the 2008-2009 timeframe when there was a little bit of sowing the seeds of what would eventually become inequality. And certain people felt that there were irresponsible actions by a select few that plunged the entire economy into a dark place. Here, there's really not a lot that anybody could've done differently. I think everybody was very confident in where we were sitting. And then this kind of came out of left field, and we're all kind of working together here. There's a lot of, "We're all in this together", right? And so-

Ron Orol:

This is not the big CEOs, the big bank CEOs.

Ben Rosenzweig:

Yeah. Exactly. And when you look at the current backdrop of what's going on in Washington, and the current government, I would not be surprised, not that I'm condoning it or saying that it's wrong, but I just would not be surprised if we came out of this with a very big initiative. We all fell down together. We're all going to pick ourselves up together.

Ben Rosenzweig:

And that's going to start with, "Buy American goods. Buy stuff that's made in the USA. Put your neighbor back to work, and he will do the same for you". And I think that when you look at companies like Synalloy that manufacture in the Americas, that have a fantastic blue collar, very loyal workforce, I would not be surprised if they became a secular beneficiary of whatever happens when we come out of this.

Ben Rosenzweig:

And so I think that bringing it all back to what we're trying to accomplish by catalyzing the change that we know is necessary at Synalloy, and not waiting, we're giving the stockholders the opportunity to put in place a board that has very relevant operational, strategic, governance experience. So that when the business is beginning to turn around, and there's this great opportunity, and this fantastic open road in front of us, we've already reinvigorated the corporate culture that had been stagnant for a long time. And we can actually capitalize on it. So we tried to find the slate of fantastic nominees that we are very confident can implement a plan that makes the most sense to create sustainable long-term shareholder value. And that's a company we want to be a part of for a very long time.

Ron Orol:

All right. Well thanks, Ben, for taking a little time. You've been listening to The Deal's Activist Investing Today podcast with Ron Orol. And yeah, we've been talking to Ben Rosenzweig of Privet Fund Management. Thank you for taking the time.

Ben Rosenzweig:

Appreciate it.

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